February 22, 2022

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael Rosenburg, Division of Investment Management

Re:	BBH Trust (the “Registrant”)
Post-Effective Amendment No. XX
(File Nos. 333-129342, 811-21829)

Dear Mr. Rosenberg:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on February 9, 2022, relating to Post-Effective Amendment No. 96 to the Trust’s Registration Statement on Form N-1A filed on December 30, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

BBH Income Fund Prospectus

1.	Comment: Annual Fund Operating Expenses Table

Please insert the following statement “(Expenses that you pay each year as a percentage of the value of your investment)” below the heading for the Annual Fund Operating Expenses Table.

Response:	The Registrant confirms that the requested language has been added.

2.	Comment: Principal Investment Strategy

Supplementally, please inform the Staff if the fund intends to or currently invests in contingent convertible securities. If the fund invests in contingent convertible securities please provide a percentage of the fund’s assets that are invested in these instruments. If the fund currently invests in contingent convertible securities consider what, if any, additional disclosure is necessary, including the extent to which the fund invests in these securities and the characteristics of the securities. Additionally, if contingent convertible securities are a principal investment strategy, the fund should include disclosure related to the principal risks associated with these investments.

Response:	The Registrant confirms that the Fund does not currently invest in contingent convertible securities and does not plan to invest in these securities as a principal investment strategy. Therefore, the Registrant will not add additional disclosure related to contingent convertible securities.

3.	Comment: Principal Risks of the Fund

Please include Regulation D securities, alongside Rule 144A and Regulation S securities in the “Illiquid Investment Risk”.

Response:	The Registrant confirms that Regulation D securities have been added to the “Illiquid Investment Risk” disclosure.

4.	Comment: Investment Adviser

Please indicate which portfolio manager is the primary portfolio manager of the fund.

Response:	The Registrant confirms that the Fund does not have a primary portfolio manager but rather the portfolio managers are co-portfolio managers. Additional information related to the portfolio managers has been added to the “Portfolio Managers” section in the prospectus.

BBH Intermediate Municipal Bond Fund Prospectus

5.	Comment: Principal Investment Strategy

If the fund is fully invested in when-issued or delayed delivery securities that are outstanding, please include disclosure related to exposure to leverage which may result in greater fluctuations of the fund’s returns. Additionally, please consider adding disclosure related to exposure to leverage in the “When-Issued/Delayed Delivery Risk” disclosure.

Response:	The Registrant confirms that the requested leverage disclosure has been included in the Principal Investment Strategy and Principal Risk sections.

BBH Limited Duration Fund Prospectus

6.	Comment: Principal Investment Strategy

Supplementally, please inform the Staff if the fund intends to or currently invests in contingent convertible securities. If the fund invests in contingent convertible securities please provide a percentage of the fund’s assets that are invested in these instruments. If the fund currently invests in contingent convertible securities consider what, if any, additional disclosure is necessary, including the extent to which the fund invests in these securities and the characteristics of the securities. Additionally, if contingent convertible securities are a principal investment strategy, please include disclosure related to the principal risks associated with these investments.

Response:	The Registrant confirms that the Fund does not currently invest in contingent convertible securities and does not plan to invest in these securities as a principal investment strategy. Therefore, the Registrant will not add additional disclosure related to contingent convertible securities

7.	Comment: Principal Risks of the Fund

Please include Regulation D securities, alongside Rule 144A and Regulation S securities in the “Illiquid Investment Risk”.

Response:	The Registrant confirms that Regulation D securities have been added to the “Illiquid Investment Risk” disclosure.

8.	Comment: Investment Adviser

Please indicate which portfolio manager is the primary portfolio manager of the fund.

Response:	The Registrant confirms that the Fund does not have a primary portfolio manager but rather the portfolio managers are co-portfolio managers. Additional information related to the portfolio managers has been added to the “Portfolio Managers” section in the prospectus.

BBH Partner Fund – Select Short Term Assets Prospectus

9.	Comment: Principal Investment Strategy

Supplementally, please inform the Staff if the fund intends to or currently invests in contingent convertible securities. If the fund invests in contingent convertible securities please provide a percentage of the fund’s assets that are invested in these instruments. If the fund currently invests in contingent convertible securities consider what, if any, additional disclosure is necessary, including the extent to which the fund invests in these securities and the characteristics of the securities. Additionally, if contingent convertible securities are a principal investment strategy, the fund should include disclosure related to the principal risks associated with these investments.

Response:	The Registrant confirms that the Fund does not currently invest in contingent convertible securities and does not plan to invest in these securities as a principal investment strategy. Therefore, the Registrant will not add additional disclosure related to contingent convertible securities

10.	Comment: Principal Risks of the Fund

Please include Regulation D securities, alongside Rule 144A and Regulation S securities in the “Illiquid Investment Risk”.

Response:	The Registrant confirms that Regulation D securities have been added to the “Illiquid Investment Risk” disclosure.

11.	Comment: Investment Adviser

Please indicate which portfolio manager is the primary portfolio manager of the fund.

Response:	The Registrant confirms that the Fund does not have a primary portfolio manager but rather the portfolio managers are co-portfolio managers. Additional information related to the portfolio managers has been added to the “Portfolio Managers” section in the prospectus.

Statement of Additional Information

12.	Comment: Investment Policies, Permitted Investments, and Related Risks

Please consider adding disclosure under “When-Issued and Delayed Delivery Securities” relating to exposure to leverage and the resulting possibility of greater fluctuations of a fund’s returns.

Response:	The Registrant confirms that the requested leverage disclosure has been included.

Please contact the undersigned at (617) 772-1378 if you have any questions or comments.

Sincerely,

/s/ Brian J. Carroll
Brian J. Carroll
Secretary, BBH Trust